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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*



WEBB INTERACTIVE SERVICES, INC. (formerly known as Online System Services, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   682731104
                   -----------------------------------------
                                (CUSIP Number)


                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 682731104                                                  PAGE 2 OF 8

--------------------------------------------------------------------------------

   1.     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Liviakis Financial Communication, Inc. 68-0311399

--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
          (See Instructions)                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY
--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                        5.     SOLE VOTING POWER
NUMBER OF                      401,150
SHARES                 ---------------------------------------------------------
BENEFICIALLY            6.     SHARED VOTING POWER
OWNED BY                       -0-
EACH                   ---------------------------------------------------------
REPORTING               7.     SOLE DISPOSITIVE POWER
PERSON WITH:                   401,150
                       ---------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER
                               -0-
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          401,150
--------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [X]
--------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2%
-------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

CUSIP NO. 682731104                                                  PAGE 3 OF 8

--------------------------------------------------------------------------------

   1.     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          John M. Liviakis
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
          (See Instructions)                                          (b) [X]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY
--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                        5.     SOLE VOTING POWER
NUMBER OF                      10,000
SHARES                 ---------------------------------------------------------
BENEFICIALLY            6.     SHARED VOTING POWER
OWNED BY                       401,150
EACH                   ---------------------------------------------------------
REPORTING               7.     SOLE DISPOSITIVE POWER
PERSON WITH:                   10,000
                       ---------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER
                               401,150
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          411,150
--------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [X]
--------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%
-------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

CUSIP NO. 682731104                                                  PAGE 4 OF 8

--------------------------------------------------------------------------------

   1.     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Renee A. Liviakis
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
          (See Instructions)                                           (b) [X]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY
--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                        5.     SOLE VOTING POWER
NUMBER OF                      100
SHARES                 ---------------------------------------------------------
BENEFICIALLY            6.     SHARED VOTING POWER
OWNED BY                       401,150
EACH                   ---------------------------------------------------------
REPORTING               7.     SOLE DISPOSITIVE POWER
PERSON WITH                    100
                       ---------------------------------------------------------
                        8.     SHARED DISPOSITIVE POWER
                               401,150
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          401,250
--------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                          [X]
--------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.2%
-------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

ITEM 1(a). NAME OF ISSUER:

        Webb Interactive Services, Inc., a Colorado corporation

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       1800 Glenarm Place, 7th Floor
       Denver, Colorado 80202-3859

ITEM 2(a). NAME(S) OF PERSON(S) FILING:

        Liviakis Financial Communications, Inc. ("LFC")
        John M. Liviakis ("JML")
        Renee A. Liviakis ("RAL")

        LFC, JML and RAL are filing this Amended Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1).

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        495 Miller Avenue, Third Floor, Mill Valley, California 94941

ITEM 2(c). CITIZENSHIP:

        LFC is a California corporation. JML and RAL are citizens of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

        Common Stock, no par value

ITEM 2(e). CUSIP NUMBER:

        682731104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4. OWNERSHIP.

        (a)     Amount beneficially owned:

                LFC:   401,150 shares
                JML:   411,150 shares
                RAL:   401,250 shares

                JML and RAL are husband and wife. Each owns 50% of the outstanding shares of LFC and reports the 401,150 shares owned of record by LFC as beneficially owned.

        (b)     Percent of class:

                LFC:   5.2%
                JML:   5.3%
                RAL:   5.2%

                Based upon the 7,741,308 shares of Common Stock that the Issuer reported were outstanding on October 26, 1999.

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or direct the vote:

                        LFC:   401,150 shares
                        JML:    10,000 shares
                        RAL:       100 shares

                (ii)    Shared power to vote or direct the vote:

                        LFC:       -0- shares
                        JML:   401,150 shares*
                        RAL:   401,150 shares*

                        *JML and RAL, in their capacity as officers and
                         directors, share the power to vote or direct the vote of the shares owned by LFC.

                (iii)   Sole power to dispose or to direct the disposition of:

                        LFC:   401,150 shares
                        JML:    10,000 shares
                        RAL:       100 shares

                (iv)    Shared power to dispose or direct the disposition of:

                        LFC:       -0- shares
                        JML:   401,150 shares*
                        RAL:   401,150 shares*

                        *JML and RAL, in their capacity as officers and
                         directors, share the power to dispose or direct the disposition of the shares owned by LFC.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2000                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                        By: /s/ John M. Liviakis
                                           -------------------------------------
                                           John M. Liviakis, President


                                           /s/ John M. Liviakis
                                        ----------------------------------------
                                           John M. Liviakis


                                           /s/ Renee A. Liviakis
                                        ----------------------------------------
                                           Renee A. Liviakis